

SEC 09059710 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......12.00	



SEC FILE NUMBER
8- 66533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Northwinds Advisors LLC*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

205 N. MICHIGAN AVE., STE 4310
(No. and Street)

CHICAGO   IL   60601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROOKWEINER L.L.C.
(Name – *if individual, state last, first, middle name*)

125 S. WACKER DRIVE SUITE 1000   CHICAGO   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 05 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PHILIP KAMPF__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BROOKWEINER L.L.C.__ _____, as of __DECEMBER 31__ _____, 20 __08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

OFFICIAL SEAL
MARIE A KUNTU
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/23/11

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI
SECURITIES GROUP LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007



BROOKWEINER L.L.C.ᔆᴹ
Certified Public Accountants • Business Consultants

TABLE OF CONTENTS

BROOKWEINER L.L.C.



BROOKWEINER L.L.C.^{SM}

Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Members of the firm:
Rosanne B. Andersen
Sherwin A. Brook
Gordon M. Johnson
Elwood Kreger
Howard Leon
Charles J. Natarelli
Donald E. Rattner
Allen D. Sered
David Weinberg
Sheldon Weiner

Robert J. Krawitz
(1942-2002)
Richard A. Sandlow
(1929-2000)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
Northwinds Advisors LLC

We have audited the accompanying statements of financial condition of Northwinds Advisors LLC, formerly known as The Gemini Securities Group LLC, as of December 31, 2008 and 2007, and the related statements of income (loss), changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part II-A of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwinds Advisors LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under Rule 15c3-1 and computation for determination of reserve requirements under Exhibit A of Rule 15c3-3 on pages 11 and 12 is presented for supplementary purposes and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic

Member of TIAG, The International Accounting Group

financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

BrookWeiner LLC

February 26, 2009

BROOKWEINER L.L.C.



BrookWeiner L.L.C.^{SM}

Certified Public Accountants • Business Consultants



125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Board of Directors and Members
Northwinds Advisors LLC

Independent Auditors' Report of Internal Control
Required by SEC Rule 17a-5

We have audited the financial statements of Northwinds Advisors LLC, formerly known as The Gemini Securities Group LLC, as of December 31, 2008 and 2007, and have issued our report thereon dated February 26, 2008. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Northwinds Advisors LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

 

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brook Weiner LLC

February 26, 2008

BROOKWEINER L.L.C.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2008	2007
CURRENT ASSETS		
Cash	$ 7,583	$ 29,805
Central Registration Deposit (CRD)	8,454	8,306
Total current assets	16,037	38,111
PREPAID EXPENSES	655	655
ORGANIZATIONAL COSTS, NET	-	1,465
Total assets	$ 16,692	$ 40,231

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts payable	$ 1,014	$ 624
MEMBERS' CAPITAL		
Members' capital	211,700	189,200
Accumulated deficit	(196,022)	(149,593)
Total members' capital	15,678	39,607
Total liabilities and members' capital	$ 16,692	$ 40,231

See Independent Auditors' Report and Notes to Financial Statements.

BROOKWEINER L.L.C.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF INCOME (LOSS)

| | Years Ended December 31, | |
	2008	2007
FEES	$ 69,417	$ 66,623
EXPENSES		
Amortization	1,467	2,524
Legal		-
Consulting	25,497	28,516
Advertising		600
Registration expense	10,076	7,734
Professional fees	6,996	7,557
Office expense	1,798	251
Insurance expense	462	150
Licenses and permits	2,050	600
Dues and subscriptions		-
Commission expense	67,500	31,529
Total expenses	115,846	79,461
NET LOSS	$ (46,429)	$ (12,838)

BROOKWEINER L.L.C.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

	Members' Capital	Accumulated Deficit	Total Members' Capital
Balance at January 1, 2007	$ 168,000	$ (136,755)	$ 31,245
Net loss	-	(12,838)	(12,838)
Capital contribution	21,200	-	21,200
Balance at December 31, 2007	189,200	(149,593)	39,607
Net loss	-	(46,429)	(46,429)
Capital contribution	22,500	-	22,500
Balance at December 31, 2008	$ 211,700	$ (196,022)	$ 15,678

BROOKWEINER L.L.C.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (46,429)	$ (12,838)
Adjustments to reconcile net income to net operating cash		
Amortization	1,466	2,524
Changes in assets and liabilities		
(Decrease) in Central Registration Deposit	(149)	-
Increase in accounts payable	-	624
Total adjustments	1,317	3,148
Net cash (used in) operating activities	(45,112)	(9,690)
CASH FLOWS FROM FINANCING ACTIVITIES		
Prepaid expenses	-	(8,306)
Member contributions	22,500	21,200
Net cash provided by financing activities	22,500	12,894
NET INCREASE IN CASH	(22,612)	3,204
CASH - BEGINNING	29,805	26,601
CASH - ENDING	$ 7,193	$ 29,805

BROOKWEINER L.L.C.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Northwinds Advisors LLC (the Company) was organized on July 18, 2003 as a limited liability company. In 2007, the Company amended its operating agreement and changed its name from The Gemini Securities Group LLC to Northwinds Advisors LLC. The Company is a registered securities dealer, per authority of the NASD (National Association of Security Dealers), which maintains an office in Chicago, Illinois. The Company was granted membership in the NASD on January 5, 2005. The Company engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments.

Prior to 2007, the Company was a development stage company. The Company is no longer a development stage company as of January 1, 2007. The Company is owned by two single member LLC's, Helios Group LLC and Macatawa Group LLC. The operating agreement provides for net income and losses, tax credits and tax preference items to be allocated 50% to each member.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes is presented in the Company's financial statements. The Company is subject to state income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position only when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position 48-3 which deferred the effective implementation date of FIN 48 to a company's annual financial statements beginning on or after December 15, 2008. The Company has elected to defer application of FIN 48. The adoption of FIN 48 will not have a material effect on its financial position, results of operations, or cash flows, since any resulting Federal income taxes would be paid by the members.

BROOKWEINER L.L.C.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amortization of Organization Costs

Certain costs related to the organization of the Company have been capitalized and are being amortized using the straight-line method over 5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Financial Statement Presentation

Certain amounts in the 2007 financial statements have been reclassified to conform to 2008 presentation.

NOTE B – RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties

Galois Investments LLC

The Company is a limited liability company that is 100 percent owned by Helios Group LLC and Macatawa Group LLC. The Company utilizes common office space, office equipment and personnel with Galois Investments LLC.

BROOKWEINER L.L.C.

NET CAPITAL
Total members' equity
   for net capital $ 15,678

NON-ALLOWABLE ASSETS
Prepaid items   655
CRD Deposit   8,454
Organizational costs, net
   Total non-allowable assets   9,109

   Total net capital $ 6,569

AGGREGATE INDEBTEDNESS $ 624

Computation of basic net capital requirement
  Minimum net capital required:
    NASD Required NC (6.67% of aggregated
     indebtedness or $5,000; whichever is greater) $ 5,000
    SEC Rule 17a-11 (120% Reqd. NC) $ 6,000
     Required net capital $ 5,000

EXCESS NET CAPITAL
 Net capital $ 15,678
 Required net capital   5,000
   Excess net capital $ 10,678

AGGREGATE INDEBTEDNESS/NET CAPITAL
Aggregate indebtedness $ 624
Net capital $ 6,569
Ratio AI/NC   0.095

Reconciliation with Company's computation (included
in Part II of Form X-17A-5 as of December 31, 2008)
Net capital, as reported in Company's Part II
(unaudited) FOCUS report $ 6,569
  Other audit adjustments (net)   9,109
Net capital per above $ 15,678

BROOKWEINER L.L.C.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT
UNDER EXHIBIT A OF RULE 15C3-3
AS OF DECEMBER 31, 2008

No material differences exist.

BROOKWEINER L.L.C.